 The Buxton Helmsley Group Inc: Form SC 13D/A - Filed by newsfilecorp.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Mallinckrodt plc
(Name of Issuer)

Ordinary shares, par value $0.20 per share
(Title of Class of Securities)

G5785G107
(CUSIP Number)

The Buxton Helmsley Group, Inc. 1185 Avenue of the Americas, Floor 3 New York, N.Y. 10036-2600 Tel.: +1 (212) 561-5540
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5785G107	SCHEDULE 13D	Page 2 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Buxton Helmsley Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,368,836
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,368,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,368,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

1 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 3 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Buxton Helmsley Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,368,836
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,368,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,368,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

2 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 4 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,368,836
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,368,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,368,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

3 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 5 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vladislav Dikii
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
220,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
220,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
220,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%[4]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

4 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 6 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vladimir Kovalenko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
370,183
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
370,183
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%[5]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

5 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 7 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kharkov Aleksandr Sergeevich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
255,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
255,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%[6]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

6 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 8 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elena Tsygankova
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
228,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
228,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
228,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%[8]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

8 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 9 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas Gitter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
235,250
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
235,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%[9]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

9 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 10 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniliuk Kirill Vladimirovich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
193,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
193,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[10]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

10 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 11 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Roman Dontsov Valentinovich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
135,212
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
135,212
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[11]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

11 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 12 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexey Isaev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
121,347
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
121,347
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[13]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

13 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 13 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander Koch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
120,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
120,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[14]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

14 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 14 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Jonathan Josey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
111,400
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
111,400
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
111,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[15]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

15 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 15 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pradeep Vasudeva Kadambi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
101,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
101,900
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[16]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

16 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 16 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edgard Gafurov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
96,512
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
96,512
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[17]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

17 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 17 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kimberly Tully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
96,843
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
96,843
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[18]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

18 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 18 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joan I. Barry Revocable Trust (Dtd. 12/13/13)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
93,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
93,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[19]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

19 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 19 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Paul Carey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
90,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
90,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[20]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

20 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 20 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Janice J. O'Connor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
84,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
84,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[21]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

21 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 21 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew Gruber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachussets
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
60,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[22]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

22 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 22 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yushenkova Olga Petrovna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
77,699
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
77,699
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[23]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

23 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 23 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vanik Petrosian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
74,300
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
74,300
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[24]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

24 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 24 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,285
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
72,285
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[25]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

25 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 25 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zavolozhin Sergey Vladimirovich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,413
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
67,413
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[26]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

26 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 26 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chris Tichenor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
54,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[27]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

27 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 27 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Victor Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
52,080
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
52,080
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[28]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

28 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 28 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alex Peter Wounlund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,018
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
47,018
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[29]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

29 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 29 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petr Hoferek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,100
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,100
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[30]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

30 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 30 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John V. Barry Revocable Trust (Dtd. 12/13/13)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
44,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%[31]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

31 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 31 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nepiyvoda Kirill Nikolaevich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
40,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%[32]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

32 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 32 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mary Dunne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
39,347
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
39,347
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%[33]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

33 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 33 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lisrael Larrondo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,634
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
23,634
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%[35]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

35 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 34 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Lamb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,632
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
17,632
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%[36]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

36 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 35 of 35 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Valerii Mansurov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
180,375
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
180,375
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
180,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[37]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

37 Based upon 84,713,826 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of June 25, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on March 5, 2021 (the "Schedule 13D") relating to the Ordinary shares, par value $0.20 per share (the "Shares"), of Mallinckrodt plc (the "Issuer"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed with respect to common shares issued by Mallinckrodt plc, whose principal executive offices are at College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

This Schedule 13D is being filed jointly pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1 by:

•        Buxton Helmsley Holdings, Inc. ("Holdings")

•        The Buxton Helmsley Group, Inc. ("Buxton")

•        Alexander Parker ("Parker") and

•        The individual persons and entities listed below (collectively, the "Individual Members"):

o   Vladislav Dikii

o   Vladimir Kovalenko

o   Kharkov Aleksandr Sergeevich

o   Elena Tsygankova

o   Thomas Gitter

o   Daniliuk Kirill Vladimirovich

o   Roman Dontsov Valentinovich

o   Alexey Isaev

o   Alexander Koch

o   James Jonathan Josey

o   Pradeep Vasudeva Kadambi

o   Edgard Gafurov

o   Kimberly Tully

o   Joan I. Barry Revocable Trust (Dtd. 12/13/13)

o   James Paul Carey

o   Janice J. O'Connor

o   Andrew Gruber

o   Yushenkova Olga Petrovna

o   Vanik Petrosian

o   Richard Barry

o   Zavolozhin Sergey Vladimirovich

o   Chris Tichenor

o   Victor Pardo

o   Alex Peter Wounlund

o   Petr Hoferek

o   John V. Barry Revocable Trust (Dtd. 12/13/13)

o   Nepiyvoda Kirill Nikolaevich

o   Mary Dunne

o   Lisrael Larrondo

o   David Lamb

o   Valerii Mansurov

Together with Holdings, Buxton, and Parker, the Individual Members comprise a group within the meaning of Section 13(d)(3) of the Act.

(b)	The business address of Holdings, Buxton, and Parker is 1185 Avenue of the Americas, Floor 3, New York, N.Y. 10036-2600. Information regarding the Individual Members is set forth on Schedule A.

(c)	Buxton is the wholly-owned subsidiary of Holdings, a parent holding company. Buxton is a private asset management and financial services firm and a registered investment advisor. Buxton holds the Shares reported in this Schedule 13D in the accounts of Buxton's discretionary clients. Parker is the sole control person of both Buxton and Holdings. Parker holds the title of Director at Holdings and Senior Managing Director at Buxton. There are no other directors, officers, or control persons at Holdings or Buxton. Information regarding the Individual Members is set forth on Schedule A.

(d)	During the last five years, neither Holdings, Buxton, Parker, nor any of the Individual Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Holdings, nor the Individual Members, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Buxton and Parker were involved in an adversary proceeding filed against them by the Issuer (Mallinckrodt Plc. v. The Buxton Helmsley Group, Inc. and Alexander E. Parker, Adv Proc. No. 21-505242), as part of the Issuer's Chapter 11 proceedings (Mallinckrodt plc, et al., Case No. 20-12522), for which an injunction (the "Injunction") was issued by the United States Bankruptcy Court for the District of Delaware (the "Court"), enjoining certain activities of Buxton, Parker, and any other shareholders/members deemed by the Issuer to be "acting in concert" with Buxton and Parker (Injunction, § 6). Those enjoined activities include, for example, the calling of an extraordinary general meeting of the Issuer's shareholders/members, nomination of directors or officers as part of any general meeting of the shareholders/members, casting votes in any general meeting of the shareholders/members to "remove" or "replace" directors of the Issuer (the Injunction, § 1(e), "any action seeking to remove, replace ... any directors or officers of any Debtor"), submission of shareholder proposals to be "acted upon" by shareholders/members as part of a general meeting (the Injunction, § 1(c), "any steps to ... propose any matters to be acted upon by Mallinckrodt shareholders"), solicitation of proxies, any litigation against the Issuer or its officers and/or directors, among other restrictions of activities covered by that Injunction, requested by the Issuer and ordered by the Court.

(f)	Holdings and Buxton are Michigan corporations. Parker is a citizen of the United States of America. The citizenship of each Individual Member is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

94,641

Funds for the purchase of the Shares reported herein were derived from available working capital of Buxton. Buxton purchased 510,936 Shares of the Issuer in open market purchases between January 12, 2021 and March 1, 2021 for a total of $162,503.38. Buxton also purchased an additional 61,294 Shares of the Issuer in open market purchases during the sixty (60) days preceding this amendment, for a total of $11,690.48. Buxton made other purchases of the Shares previously, also via available working capital.

The Reporting Persons collectively may be deemed to be the beneficial owner of, in the aggregate, 4,815,366 Shares. For the Individual Members, other than Elena Tsygankova, the Joan I. Barry Revocable Trust (Dtd. 12/13/13), and the John V. Barry Revocable Trust (Dtd. 12/13/13), whose funding for the Shares was derived from available working capital, the source of funding for the Shares was personal funds of the respective Individual Member.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons reserve the right, consistent with applicable law, to (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Securities. The Reporting Persons may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations, management, and future plans of the Issuer. Depending on various factors, including the Reporting Persons' financial position and investment strategy, the price of the Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions they deem appropriate and lawful.

On August 17, 2021, the Reporting Persons sent a letter via email (the "August 17, 2021, Letter") to the Issuer. The August 17, 2021, Letter is filed herewith as Exhibit 99.2 to the Amendment No. 4.

On August 5, 2021, the Reporting Persons sent a letter via email (the "August 5, 2021, Letter") to the Issuer. The August 5, 2021, Letter is filed herewith as Exhibit 99.3 to the Amendment No. 4.

On August 3, 2021, the Reporting Persons sent a letter via email (the "August 3, 2021, Letter") to the Issuer. The August 3, 2021, Letter is filed herewith as Exhibit 99.4 to the Amendment No. 4.

On July 7, 2021, the Reporting Persons sent a letter via email (the "July 7, 2021, Letter") to the Issuer. The July 7, 2021, Letter is filed herewith as Exhibit 99.5 to the Amendment No. 4.

On June 1, 2021, the Reporting Persons sent a letter via email (the "June 1, 2021, Letter") to the Issuer. The June 1, 2021, Letter is filed herewith as Exhibit 99.6 to the Amendment No. 4.

On May 20, 2021, the Reporting Persons sent a letter via email (the "May 20, 2021, Letter") to the Issuer. The May 20, 2021, Letter is filed herewith as Exhibit 99.7 to the Amendment No. 4.

On March 10, 2021, the Reporting Persons sent a letter via email (the "March 10, 2021, Letter") to the Issuer. The March 10, 2021, Letter is filed herewith as Exhibit 99.8 to the Amendment No. 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	As of the time of this filing, Holdings, Buxton, and Parker own 1,368,836 Shares of the Issuer, or a 1.6% ownership interest of the Issuer's Shares. Information regarding the Individual Members is set forth on Schedule B. Collectively, Holdings, Buxton, Parker, and the Individual Members own 4,815,366 Shares or a 5.7% ownership interest of the Issuer's Shares.

(b)

Number of Shares as to which such person has:

(i) Sole Voting Power:

Each of Holdings, Buxton, and Parker has the sole power to vote or direct the vote over 0 Shares.

(ii) Shared Voting Power:

Holdings has the shared power to vote or direct the vote over 1,368,836 Shares.

Buxton has the shared power to vote or direct the vote over 1,368,836 Shares.

Parker has the shared power to vote or direct the vote over 1,368,836 Shares.

(iii) Sole Dispositive Power:

Each of Holdings, Buxton, and Parker has the sole power to dispose or direct the disposition of 0 Shares.

(iv) Shared Dispositive Power:

Holdings has the shared power to dispose or to direct the direct the disposition of 1,368,836 Shares.

Buxton has the shared power to dispose or to direct the direct the disposition of 1,368,836 Shares.

Parker has the shared power to dispose or to direct the direct the disposition of 1,368,836 Shares.

Information regarding the voting and dispositive power of the Individual Members is set forth on Schedule B.

(c)

The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 16, 2021.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Reporting Person	Date	Shares	Price of Security
Kimberly Tully	2021-08-16	75	0.1773
Kimberly Tully	2021-08-16	30	0.175
Kimberly Tully	2021-08-13	5	0.19
Kimberly Tully	2021-08-13	1	0.19
Kimberly Tully	2021-08-11	50	0.16755
Kimberly Tully	2021-08-11	100	0.17675
Kimberly Tully	2021-08-11	1500	0.1825
Buxton	2021-08-11	1000	0.151
Buxton	2021-08-11	5000	0.1598
Buxton	2021-08-11	250	0.1598
Buxton	2021-08-11	5000	0.1598
Buxton	2021-08-11	961	0.1731
Buxton	2021-08-11	5000	0.1731
Buxton	2021-08-11	5000	0.1731
Buxton	2021-08-11	10000	0.1731
Buxton	2021-08-11	14789	0.1731
Buxton	2021-08-11	1950	0.1864
Buxton	2021-08-02	6116	0.2962
Buxton	2021-07-09	6820	0.3398
Buxton	2021-07-09	300	0.3398
Buxton	2021-07-07	-1,280	0.3599
Buxton	2021-07-06	2500	0.35
Buxton	2021-07-06	3436	0.35
Buxton	2021-07-06	5616	0.355
Buxton	2021-07-06	5177	0.36
Buxton	2021-07-06	930	0.3172
Buxton	2021-07-06	3191	0.35
Buxton	2021-07-06	30	0.3488
Buxton	2021-07-06	762	0.3491
Buxton	2021-07-06	436	0.3491
Buxton	2021-07-06	4433	0.3545
Buxton	2021-07-06	76	0.3161
Buxton	2021-06-28	-12,123	0.431
Buxton	2021-06-28	-2,500	0.4301
Buxton	2021-06-28	-5,377	0.43
Buxton	2021-06-25	2026	0.4405
Buxton	2021-06-24	16	0.5199
Buxton	2021-06-23	2500	0.4355
Buxton	2021-06-23	1359	0.439
Buxton	2021-06-22	4,900	0.45595102
Buxton	2021-06-22	10,000	0.41
Buxton	2021-06-17	5,000	0.4001
Buxton	2021-06-16	-31,000	0.38
Buxton	2021-06-14	-1,000	0.32

(d)	N/A.

(e)	N/A.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

1.	Joint Filing Agreement

2.	Letter - August 17, 2021

3.	Letter - August 5, 2021

4.	Letter - August 3, 2021

5.	Letter - July 7, 2021

6.	Letter - June 1, 2021

7.	Letter - May 20, 2021

8.	Letter - March 10, 2021

Schedule A

Schedule A of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Name	Principal Business Address or Residence	Principal Occupation or Employment/ Principal Business	Citizenship
Vladislav Dikii	Moscow, p. Pervomayskoe, Block 328, Bld. 96, bldg. 9	Investor (Self-Employed)	Russia
Vladimir Kovalenko	246700 Pskov Pushkina street 611/1 Russia	Investor (Self-Employed)	Russia
Kharkov Aleksandr Sergeevich	630550, OBL NOVOSIBIRSKAIA, R-N NOVOSIBIRSKII, S pazdolnoe, PER ZELENYI, DOM 28	Investor (Self-Employed)	Russia
Elena Tsygankova	Moscow Rusakovskaya street 31	Financial Advisor	Russia
Thomas Gitter	17 Parklawn Place, Madison, WI 53705	Retired	USA
Daniliuk Kirill Vladimirovich	125315,G MOSKVA,PR-KT LENINGRADSKII,DOM 74/6,KV 76	Retired	Russia
Roman Dontsov Valentinovich	350005 Russia, Krasnodar, Alexandra Pokryshkina street 2 /2 apartment 416	Investor (Self-Employed)	Russia
Alexey Isaev	Russian Federation. Moscow. Fryazevskaya street house 11.	Investor (Self-Employed)	Russia
Alexander Koch	Jakob-Kaiser-Str. 14A, D-49088 Osnabrueck, Germany	Self-Employed	Germany
James Jonathan Josey	5319 Carolwood Drive, Jackson, MS 39211	Deputy CFO at The Molpus Woodlands Group, LLC Principal Business: Timber Investment Address: 858 North Street, Jackson, MS 39211	USA
Pradeep Vasudeva Kadambi	2764 Tartus Dr., Jacksonville, FL 32246 USA	Doctor (Self-Employed)	USA
Edgard Gafurov	Russia Novocheboksarsk Vostochnaya street, house 1, building 2, apartment 54	Investor (Self-Employed)	Russia
Kimberly Tully	4 South Deer Place, Hainesport, NJ 08036	Self-Employed (Consultant)	USA
Joan I. Barry Revocable Trust (Dtd. 12/13/13)	3313 S. Victoria Drive, Blue Springs, MO 64015	Retired	USA
James Paul Carey	881 Southerford Avenue, Dayton, OH 45429	Patent Lawyer at Mane, Inc. Address: 2501 Henkle Drive, Lebanon, OH 45036	USA
Janice J. O'Connor	12808 S. Outer Belt Road, Lone Jack, MO 64070	Retired	USA
Andrew Gruber	215 Pleasant Street, Arlington MA 02476	Engineer at Qualcomm Principal Business: Wireless Technology Address: 5775 Morehouse Drive, San Diego CA 92121	USA
Yushenkova Olga Petrovna	Russia, Ryazan,Moscovskoe shosse d.33/4 kv.435	Investor (Self-Employed)	Russia
Vanik Petrosian	Ul Vodopoinaia, d 19, kv 178, 357748, g Kislovodsk, Stavropolskii krai	Retired	Russia
Richard Barry	4532 Saint James Drive, Plano TX 75024	IT Management at United Surgical Partners Incorporated Principal Business: Ambulatory Surgery Services Address: 5601 Warren Parkway Frisco Texas, 75034	USA
Zavolozhin Sergey Vladimirovich	Russia, Novosibirsk region, R, P Koltsovo 28	Investor (Self-Employed)	Russia
Chris Tichenor	400 Redding Road, Lexington, KY 40517	Retired	USA
Victor Pardo	11 Threepence Drive, Melville, NY 11747	Audio Engineer at Self-Employed Address: 1100 Haff Avenue, North Bellmore, NY 11710	USA
Alex Peter Wounlund	Bredholtvej 8, 2650 Hvidovre, Denmark	Key Account Manager at GlobalConnect Principal Business: Fiber Network Address: Havneholmen 6, 2450 Copenhagen, Denmark	Denmark
Petr Hoferek	9516 Park Drive, Unit 206, Omaha, NE 68127	Inventory Control at PAK Global LLC Principal Business: Industrial Fabrics and Hardware Address: 2528 South 156th Circle, Omaha, NE 68130	USA
John V. Barry Revocable Trust (Dtd. 12/13/13)	3313 S. Victoria Drive, Blue Springs, MO 64015	Retired	USA
Nepiyvoda Kirill Nikolaevich	Russia, Kaluga, Duminichi, Molodezhnaya street 5a, 249300.	Self-Employed (Investor)	Russia
Mary Dunne	54 Hicks Street, Brooklyn, NY 11201	Retired	USA
Lisrael Larrondo	Medinaceli, 6, 6. 28660. Boadilla del Monte. Madrid. Spain	Renewable Energy Technician at PEMOG Principal Business: Energy Address: Juan Carlos I. 31. 28660. Boadilla del Monte. Madrid. Spain.	Spain
David Lamb	13560 NW Springville Road, Portland, OR 97229	Digital Design Engineer at Skyworks Solutions, Inc. Principal Business: Semiconductors Address: 1600 NW Compton Drive, Suite 300, Hillsboro, OR 97006	USA
Valerii Mansurov	Russia, Ufa city, Richard Zorge 64, 14	Construction Consultant Address: Russia, Ufa, Shota Rustaveli 9	Russia

Schedule B

Schedule B of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Name	Aggregate Number of Shares Owned	Percentage of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Vladislav Dikii	220,000	0.3%	220,000	0	220,000	0
Vladimir Kovalenko	370,183	0.4%	370,183	0	370,183	0
Kharkov Aleksandr Sergeevich	255,000	0.3%	255,000	0	255,000	0
Elena Tsygankova	228,000	0.3%	0	228,000	0	228,000
Thomas Gitter	235,250	0.3%	0	235,250	0	235,250
Daniliuk Kirill Vladimirovich	193,000	0.2%	193,000	0	193,000	0
Roman Dontsov Valentinovich	135,212	0.2%	135,212	0	135,212	0
Alexey Isaev	121,347	0.1%	121,347	0	121,347	0
Alexander Koch	120,000	0.1%	120,000	0	120,000	0
James Jonathan Josey	111,400	0.1%	111,400	0	111,400	0
Pradeep Vasudeva Kadambi	101,900	0.1%	101,900	0	101,900	0
Edgard Gafurov	96,512	0.1%	96,512	0	96,512	0
Kimberly Tully	96,843	0.1%	96,843	0	96,843	0
Joan I. Barry Revocable Trust (Dtd. 12/13/13)	93,000	0.1%	93,000	0	93,000	0
James Paul Carey	90,000	0.1%	90,000	0	90,000	0
Janice J. O'Connor	84,000	0.1%	84,000	0	84,000	0
Andrew Gruber	60,000	0.1%	60,000	0	60,000	0
Yushenkova Olga Petrovna	77,699	0.1%	77,699	0	77,699	0
Vanik Petrosian	74,300	0.1%	74,300	0	74,300	0
Richard Barry	72,285	0.1%	72,285	0	72,285	0
Zavolozhin Sergey Vladimirovich	67,413	0.1%	67,413	0	67,413	0
Chris Tichenor	54,000	0.1%	54,000	0	54,000	0
Victor Pardo	52,080	0.1%	52,080	0	52,080	0
Alex Peter Wounlund	47,018	0.1%	47,018	0	47,018	0
Petr Hoferek	45,100	0.1%	45,100	0	45,100	0
John V. Barry Revocable Trust (Dtd. 12/13/13)	44,000	0.1%	44,000	0	44,000	0
Nepiyvoda Kirill Nikolaevich	40,000	0.0%	40,000	0	40,000	0
Mary Dunne	39,347	0.0%	39,347	0	39,347	0
Lisrael Larrondo	23,634	0.0%	23,634	0	23,634	0
David Lamb	17,632	0.0%	17,632	0	17,632	0
Valerii Mansurov	180,375	0.2%	180,375	0	180,375	0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUXTON HELMSLEY HOLDINGS, INC.

By:	/s/ Alexander E. Parker	August 17, 2021
Name:	Alexander E. Parker
Title:	Director

THE BUXTON HELMSLEY GROUP, INC.

By:	/s/ Alexander E. Parker	August 17, 2021
Name:	Alexander E. Parker
Title:	Senior Managing Director

ALEXANDER E. PARKER

By:	/s/ Alexander E. Parker	August 17, 2021
Name:	Alexander E. Parker

VLADISLAV DIKII

By:	*/s/ Vladislav Dikii	August 17, 2021
Name:	Vladislav Dikii

VLADIMIR KOVALENKO

By:	*/s/ Vladimir Kovalenko	August 17, 2021
Name:	Vladimir Kovalenko

KHARKOV ALEKSANDR SERGEEVICH

By:	*/s/ Kharkov Aleksandr Sergeevich	August 17, 2021
Name:	Kharkov Aleksandr Sergeevich

ELENA TSYGANKOVA

By:	*/s/ Elena Tsygankova	August 17, 2021
Name:	Elena Tsygankova

THOMAS GITTER

By:	*/s/ Thomas Gitter	August 17, 2021
Name:	Thomas Gitter

DANILIUK KIRILL VLADIMIROVICH

By:	*/s/ Daniliuk Kirill Vladimirovich	August 17, 2021
Name:	Daniliuk Kirill Vladimirovich

ROMAN DONTSOV VALENTINOVICH

By:	*/s/ Roman Dontsov Valentinovich	August 17, 2021
Name:	Roman Dontsov Valentinovich

ALEXEY ISAEV

By:	*/s/ Alexey Isaev	August 17, 2021
Name:	Alexey Isaev

ALEXANDER KOCH

By:	*/s/ Alexander Koch	August 17, 2021
Name:	Alexander Koch

JAMES JONATHAN JOSEY

By:	*/s/ James Jonathan Josey	August 17, 2021
Name:	James Jonathan Josey

PRADEEP VASUDEVA KADAMBI

By:	*/s/ Pradeep Vasudeva Kadambi	August 17, 2021
Name:	Pradeep Vasudeva Kadambi

EDGARD GAFUROV

By:	*/s/ Edgard Gafurov	August 17, 2021
Name:	Edgard Gafurov

KIMBERLY TULLY

By:	*/s/ Kimberly Tully	August 17, 2021
Name:	Kimberly Tully

JOAN I. BARRY REVOCABLE TRUST (DTD. 12/13/13)

By:	*/s/ Janice J. O'Connor	August 17, 2021
Name:	Janice J. O'Connor
Title:	Co-Trustee

JAMES PAUL CAREY

By:	*/s/ James Paul Carey	August 17, 2021
Name:	James Paul Carey

JANICE J. O'CONNOR

By:	*/s/ Janice J. O'Connor	August 17, 2021
Name:	Janice J. O'Connor

ANDREW GRUBER

By:	*/s/ Andrew Gruber	August 17, 2021
Name:	Andrew Gruber

YUSHENKOVA OLGA PETROVNA

By:	*/s/ Yushenkova Olga Petrovna	August 17, 2021
Name:	Yushenkova Olga Petrovna

VANIK PETROSIAN

By:	*/s/ Vanik Petrosian	August 17, 2021
Name:	Vanik Petrosian

RICHARD BARRY

By:	*/s/ Richard Barry	August 17, 2021
Name:	Richard Barry

ZAVOLOZHIN SERGEY VLADIMIROVICH

By:	*/s/ Zavolozhin Sergey Vladimirovich	August 17, 2021
Name:	Zavolozhin Sergey Vladimirovich

CHRIS TICHENOR

By:	*/s/ Chris Tichenor	August 17, 2021
Name:	Chris Tichenor

VICTOR PARDO

By:	*/s/ Victor Pardo	August 17, 2021
Name:	Victor Pardo

ALEX PETER WOUNLUND

By:	*/s/ Alex Peter Wounlund	August 17, 2021
Name:	Alex Peter Wounlund

PETR HOFEREK

By:	*/s/ Petr Hoferek	August 17, 2021
Name:	Petr Hoferek

JOHN V. BARRY REVOCABLE TRUST (DTD. 12/13/13)

By:	*/s/ Janice J. O'Connor	August 17, 2021
Name:	Janice J. O'Connor
Title:	Co-Trustee

NEPIYVODA KIRILL NIKOLAEVICH

By:	*/s/ Nepiyvoda Kirill Nikolaevich	August 17, 2021
Name:	Nepiyvoda Kirill Nikolaevich

MARY DUNNE

By:	*/s/ Mary Dunne	August 17, 2021
Name:	Mary Dunne

LISRAEL LARRONDO

By:	*/s/ Lisrael Larrondo	August 17, 2021
Name:	Lisrael Larrondo

DAVID LAMB

By:	*/s/ David Lamb	August 17, 2021
Name:	David Lamb

VALERII MANSUROV

By:	*/s/ Valerii Mansurov	August 17, 2021
Name:	Valerii Mansurov

*By:	/s/ Alexander E. Parker	August 17, 2021
Name:	Alexander E. Parker
Title:	Attorney-in-Fact